Exhibit 99.1

Höegh LNG Partners LP Announces Intention to Restate its Financial Statements

HAMILTON, Bermuda, Nov. 11, 2015 /PRNewswire/ -- As announced on August 12, 2015, Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") has been reviewing its accounting treatment for certain Indonesian withholding and value added tax payments for the years ended December 31, 2014 and 2013, each quarter within the year ended December 31, 2014, the quarter ended December 31, 2013 and the quarters ended March 31, 2015 and June 30, 2015. The Audit Committee (the "Audit Committee") of the Board of Directors of the Partnership (the "Board"), in consultation with management, recommended to the Board that the Partnership restate financial results for such periods. On November 11, 2015 the Board met and concluded that a restatement is required. Accordingly, the Partnership's previously reported financial statements for the years ended December 31, 2014 and 2013, each quarter within the year ended December 31, 2014, the quarter ended December 31, 2013 and the quarter ended March 31, 2015 and the Partnership's previously announced results for the quarter ended June 30, 2015 should not be relied upon.

The Partnership will finalize restatement amounts for the applicable periods as soon as practicable and release restated results and file applicable amendments to its previous filings with the U.S. Securities and Exchange Commission (the "SEC") as required. The restatements will correct the Partnership's accounting for certain Indonesian withholding and value added taxes which were not recorded correctly. The impact of the restatement of the withholding and value added taxes will also affect recognition of certain revenue for reimbursable tax amounts, recognition of the direct financing lease and amortization of deferred debt issuance cost. As a result of the identified accounting errors, management of the Partnership expects to report a material weakness in its internal control over financial reporting.

The Partnership is indemnified by Höegh LNG Holdings Ltd. ("HLNG") for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow, arising out of such restatement. If an indemnification payment is received from HLNG, the amount will be recorded as a contribution to equity. The change to the accounting for the Indonesia withholding and value added taxes is not expected to materially affect the Partnership's cash flows, liquidity or distributable cash flow on a prospective basis.

Due to the restatement, the Partnership expects to release its financial results for the three months ended September 30, 2015 during the week of December 7, 2015, at which time the Partnership will host a conference call to discuss such results.

The Audit Committee has discussed the matters related to the restatement with Ernst & Young AS, the Partnership's independent registered public accounting firm.

Forward-Looking Statements

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, the timing of the Partnership's restated financial results for prior periods, the effect of any restatements on prior period results, the prospective effect of the change in accounting treatment for certain Indonesian withholding and value added taxes and other factors listed from time to time in the reports and other documents the Partnership files with the SEC. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Höegh LNG Partners LP Höegh LNG Partners LP is a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd., a leading floating LNG service provider, to own, operate and acquire floating storage and regasification units, LNG carriers and other LNG infrastructure assets under long-term charters of five or more years.

Contact

Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com